

Jaime Jaramillo · 2nd

Voike Inc

Innovative, Entrepreneurial Executive - Financial Background. Ejecutivo Innovador, Emprendedor - Perfil Financiero

Valle del Cauca Area, Colombia · 500+ connections ·

Contact info

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Empresa de Miami desarrolla soluciones para inclusión financiera

elnuevoherald

El negocio de cambio de cheques mueve en Estados Uni más de $300,000 millones al año, pero gran parte de est transacciones se realizan fuera de los bancos, una indus que como todas las relacionadas con los servicios financ

Experience

Founder and CEO

Voike Inc

Nov 2017 – Present · 2 yrs 9 mos

Miami/Fort Lauderdale Area

Responsible for development of business model, technology, implementation and introduction to market. Signed several partnership agreements with some of the most important record labels and prepaid network firms in Latin America (~1M aggregated locations) as POS, in order to create a unique digital music platform for the emerging markets.

Fundador / Miembro de Junta (2012-presente): Responsable del desarrollo del modelo comercial, la ...see mor

VP of Operations / VP Innovation
VoltCash Inc
Mar 2008 – Nov 2017 · 9 yrs 9 mos

Innovative, robust and retail-friendly General Purpose Reloadable prepaid card management platform that uses a check load acceptance feature to attract the unbanked population into the financial mainstream of the US to then offer its customer other financial products typically reserved for banked consumers... a bank-in-a-box. ...see mor

Treasurer / CFO / GM / CEO
Americana Money Transfers
Oct 2002 – Oct 2007 · 5 yrs 1 mo

Americana provided money transfer services from the United States to Latin America. At one time, Americana produced almost 1,000,000 wire transfers and check cashing transactions annually, all valued at over $200 million dollars.
Americana was sold to Lindsey Goldberg on October 2007. ...see mor

Fixed Income Broker
Profesionales de Bolsa, FES Valores, Interaccion.
Aug 1998 – Oct 2002 · 4 yrs 3 mos

Bonds, Stocks, Forex, emerging markets...

Corredor de Bolsa, con énfasis en operaciones de renta fija: responsable de la negociación de títulos valores. Preparé Estudios financieros, evaluaciones y propuestas para transa ...see mor

Education



Pontificia Universidad Javeriana
MBA, Finance
1999 – 2001



Richmond, The American International University in London
BA, Business Administration - Finance
1997 – 1999



Universidad de Los Andes

Industrial Engineering

1994 – 1998

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